H. J. HEINZ COMPANY
600 Grant Street
Pittsburgh, Pennsylvania 15219-2857

Date: May 28, 2003

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	H. J. Heinz Company Registration Statement on Form S-3 File No. 333-48017

Ladies and Gentlemen:

     We hereby request the withdrawal, pursuant to Rule 477 of the General Rules and Regulations under the Securities Act of 1933, as amended, of the H. J. Heinz Company Registration Statement on Form S-3 (File No. 333-48017). We have not issued any securities under the Registration Statement since July 15, 1998, and do not intend to issue any securities under it in the future.

     Upon grant of the Commission’s consent hereto, please return a dated copy of the order granting such withdrawal, which order shall state “Withdrawn upon the request of the registrant, the Commission consenting thereto,” and which is to be included in the file for the Registration Statement.

     Thank you for your assistance.

Sincerely,

H. J. HEINZ COMPANY

By:	/s/ Leonard A. Cullo, Jr.

Leonard A. Cullo, Jr.
Treasurer